Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

April 23, 2025

VIA EDGAR CORRESPONDENCE

Mr. Mark Cowan

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	PRE 14A: First Trust Exchange-Traded Fund VIII

Dear Mr. Cowan:

On March 21, 2025, First Trust Exchange-Traded Fund VIII (the “Trust”) filed a preliminary joint proxy statement (the “Proxy Statement”) and related materials (together with the Proxy Statement, the “Preliminary Proxy Materials”) on behalf of its series, the First Trust TCW Unconstrained Plus Bond ETF (UCON) and the First Trust TCW Opportunistic Fixed Income ETF (FIXD) (each a “Fund” and collectively, the “Funds”), with the Securities and Exchange Commission. The Proxy Statement includes proposals for shareholders of each Fund to approve: (1) a new investment sub-advisory agreement for such Fund; and (2) a “manager of managers” structure for such Fund. This letter responds to comments that you provided to the undersigned on April 2, 2025. For your convenience, the substance of the comments provided has been restated below. The Trust’s response to each comment is set out immediately under the restated comment. Undefined capitalized terms have the meanings given to them in the Preliminary Proxy Materials.

Comment 1

In the Letter to Shareholders, please add a statement regarding whether a Fund’s overall advisory fee rate will change if Proposal 1 is approved. In addition, please consider adding a statement regarding whether the sub-advisory fee rate will change if Proposal 1 is approved.

Response 1

The disclosure has been revised as requested to state that the implementation of the New Sub-Advisory Agreement will not result in changes to the investment management fee that a Fund pays to the Advisor. However, to avoid the need to describe the technical differences between the compensation provisions of the current sub-advisory agreements and New Sub-Advisory Agreement in the Letter to Shareholders, in lieu of a statement regarding the sub-advisory fee rate, a statement has been added to indicate that the sub-advisory fee will be paid by the Advisor. (As noted in Response 2, however, the “Questions and Answers” have been revised to address the sub-advisory fee.)

Comment 2

In the “Questions and Answers,” in connection with the fifth question on Proposal 1 regarding whether the Fund’s investment management fee will change if shareholders approve the New Sub-Advisory Agreement, please consider clarifying whether the sub-advisory fee will change.

Response 2

The disclosure has been revised as requested.

Comment 3

In the Proxy Statement, under Proposal 1, the first bullet point describing the expected changes to FIXD’s non-fundamental investment policies includes a statement indicating that the Fund’s average portfolio duration range of 1.5 years (plus or minus) of the portfolio duration of the securities comprising the Bloomberg U.S. Aggregate Index will change to 45% (plus or minus) of the portfolio duration of the securities comprising the Bloomberg U.S. Aggregate Index. Please (i) explain “duration” and (ii) clarify what this change means for practical purposes given that a year is a different type of metric than a percentage.

Response 3

The disclosure has been revised as requested.

Comment 4

In the Proxy Statement, Proposal 1 includes a statement that each Fund will incur transaction costs (such as brokerage commissions) in connection with its repositioning. Notwithstanding that these costs will be incurred regardless of whether Proposal 1 is approved, please consider adding an estimate of the anticipated transaction costs.

Response 4

The Trust has considered Comment 4. Given that the transaction costs will be incurred regardless of whether Proposal 1 is approved and are difficult to predict and subject to change (particularly in light of the fact that the Funds invest in fixed-income securities), the Trust has decided not to include specific estimates in the Proxy Statement.

Comment 5

In the Proxy Statement, under Proposal 1, please delete or re-word the fourth sentence of the first paragraph under the sub-heading “Comparison of Certain Terms of the New Sub-Advisory Agreement and Current Sub-Advisory Agreements” so that it does not state that the summary “is qualified by reference to” the form of New Sub-Advisory Agreement attached as Exhibit A.

Response 5

The disclosure has been revised as requested.

Comment 6

In the Proxy Statement, under Proposal 1, with respect to the disclosure under the sub-heading “Board Considerations,” please confirm that considerations adverse to Proposal 1, if any, are disclosed and fairly described.

Response 6

The disclosure under the sub-heading “Board Considerations” sets forth the material factors, both favorable and unfavorable, and the conclusions with respect thereto that formed the basis of the Board’s approval of the New Sub-Advisory Agreement with Smith Capital and its recommendation that shareholders of each Fund approve the New Sub-Advisory Agreement.

Comment 7

In the Proxy Statement, under Proposal 1, the disclosure in the fourth paragraph under the sub-heading “Board Considerations” states that the Board considered performance information provided by Smith Capital for portfolios it has historically managed that are similar to the Funds. To the extent the Board specifically considered how the performance of such portfolios compared to the historical performance of the Funds, please include related disclosure.

Response 7

For the information of the staff, the Board considered historical performance information provided by Smith Capital as part of an assessment of Smith Capital’s experience and expertise in managing fixed-income strategies, as part of the Board’s consideration of the expected quality of services that would be provided by Smith Capital under the New Sub-Advisory Agreement for the Funds. However, the Board did not specifically consider how the historical performance of portfolios managed by Smith Capital that are similar to the Funds compared to the historical performance of the Funds.

Comment 8

In the Proxy Statement, in the first paragraph under the heading “Additional Information – General Information – Solicitation of Proxies,” please confirm that the material features of the contract with EQ Fund Solutions, LLC have been disclosed, as required by Item 4(a)(3) of Schedule 14A.

Response 8

The Trust confirms that the material features of the contract with EQ Fund Solutions, LLC have been disclosed.

Comment 9

In the Proxy Statement, with respect to the last sentence of the first paragraph under the heading “Additional Information – Quorum Requirements, Adjournments and Postponements,” please consider making the statement that the Trust “does not expect there to be any broker non-votes at the Meeting” more definitive.

Response 9

The Trust has considered Comment 9 and believes that the disclosure included in the referenced paragraph relating to broker non-votes, which is similar to disclosure that has been included in prior First Trust proxy statements, is sufficient in that it describes the general provisions of the Trust’s By-Laws, describes “broker non-votes” and concludes by indicating that given the nature of the Proposals, broker non-votes are not expected.

Comment 10

Please confirm whether a separate proxy card will be prepared for each Fund.

Response 10

The Trust confirms that a separate proxy card will be prepared for each Fund.

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Thank you for your attention to this filing. Please contact me by telephone at (312) 845-3446 or by e-mail at russell@chapman.com if you have questions regarding any of the above responses.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Suzanne M. Russell
Suzanne M. Russell